

November 20, 2023

Eric Dresselhuys
Chief Executive Officer
ESS Tech, Inc.
26440 SW Parkway Ave., Bldg. 83
Wilsonville, Oregon 97070

> **Re: ESS Tech, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2023**
> **File No. 333-275552**

Dear Eric Dresselhuys:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed November 14, 2023

Selling Securityholders, page 7

1. Please clarify whether you are seeking to register the resale of the warrants. If yes, provide the disclosure required by Form S-3, including the price at which the warrants will be resold. See Item 501(b)(3) of Regulation S-K and Paragraph 16 of Schedule A. In addition, please revise the selling securityholder table to provide the complete disclosure required by Item 507 of Regulation S-K for the warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing